Exhibit 21.1

SUBSIDIARIES OF DEBT RESOLVE, INC.

Subsidiary	Owner

DRV Capital LLC, a Delaware limited liability company	Debt Resolve, Inc.

EAR Capital I, LLC, a Delaware limited liability company	DRV Capital LLC.

First Performance Corporation, a Nevada corporation	Debt Resolve, Inc.

First Performance Recovery Corporation, a Nevada corporation	First Performance Corporation